Acano (UK) Limited Share Option Scheme

Adopted on 1 March 2012

Osborne Clarke
2 Temple Back East Temple Quay Bristol
BS1 6EG
Telephone    +44 (0) 117 917 3000
Fax    +44 (0) 117 917 3005

Exhibit 99.1

Rules of the Acano (UK) Limited Share Option Scheme

Introduction

The Acano (UK) Limited Share Option Scheme provides for the grant of Enterprise Management Incentive options and unapproved options.

1.	Definitions and interpretation

1.1	In this Scheme, unless the context otherwise requires, the following definitions shall apply:

"2006 Act" means the Companies Act 2006.

"Articles of Association" means the articles of association of the Company as amended or varied from time to time.

"Asset Sale" means the completion of an agreement for the sale of the majority of the business and assets of the Company.

"Associated Company" has the meaning set out in section 449 CTA 2010.

"Board" means the board of directors of the Company from time to time or a duly authorised committee of the board.

"C Ordinary Shares" means the C ordinary shares of £0.0001 each in the capital of the Company, with the rights and restrictions as set out in the Articles of Association.

"CSOP Option" means a right to acquire shares under a scheme approved under Schedule 4 to ITEPA.

"Chapter 9" means Chapter 9 of ITEPA.

"Company" means Acano (UK) Limited.

"Company Reorganisation" as defined in paragraph 39, Schedule 5.

"Compulsory Acquisition Event" means any event as a result of which any person or group of persons acting in concert becomes bound or entitled to acquire shares in the Company under sections 979 - 982 of the 2006 Act.

"Control" has the meaning set out in section 995 Income Tax Act.

"Controlling Interest" means an interest in shares (as defined in Schedule 1 of the 2006 Act) in a company conferring in the aggregate 50% or more of the total voting rights conferred by all the issued shares in that company.

"CTA 2010" means the Corporation Tax Act 2010

"Date of Grant" means the date on which the Board grants an Option pursuant to rule 5.

"Eligible Employee" means:

(a)	In the case of an Unapproved Option, any employee or any executive director of any Group Company; and

(b)	In the case of an EMI Option, an employee of the Company or any Qualifying Subsidiary whose committed time amounts to:

(i)	at least 25 hours a week, or

(ii)	if less, 75% of his working time; and

does not have a material interest in the Company or any Qualifying Subsidiary, provided that "committed time", "working time" and "material interest" shall be as defined in paragraphs 26, 27 and 29, Schedule 5.

"EMI Option" means an enterprise management incentive option which is a qualifying option for the purposes of Schedule 5.

"Employees' Share Scheme" has the meaning set out in section 1166 of the 2006 Act.

"Exercise Date" has the meaning shown in rule 7.

"Exercise Price" means the price payable per Share on the exercise of an Option, which amount shall be determined by the Board at the Date of Grant but which shall not be less than the higher of:

(a)	the nominal value of a Share; and

(b)	the Market Value of the Share on the Date of Grant.

"Good Reason" means (a) the death of the Option Holder; (b) disability, injury or ill-health of the Option Holder (evidenced to the satisfaction of the Board); (c) redundancy (as defined for the purposes of the Employment Rights Act 1996); (d) retirement at or after the date on which the Option Holder is normally expected to retire in accordance with the Option Holder's contract of employment; (e) voluntary resignation; (f) dismissal (whether or not on notice) otherwise than for cause, and for the purposes of sub-clause (e) above the question of whether or not termination of the Option Holder's employment is 'for cause' shall be determined by the Directors, whose decision shall be binding on the Option Holder.

"Group Company" means any company within the group of companies comprising the Company and its Qualifying Subsidiaries.

"ITEPA" means the Income Tax (Earnings and Pensions) Act 2003.

"Income Tax Act" means the Income Tax Act 2007.

"Initial Public Offering" ("IPO") means admission to trading of the shares on (i) the London Stock Exchange plc's market for listed securities; (ii) the AIM market of the London Stock Exchange plc; (iii) the PLUS market; and (iv) the NASDAQ, and "Listed" and "Listing" shall be construed accordingly.

"Market Value" means in relation to a Share on any day:

(a)	in the case of an EMI Option, its market value as agreed with Shares Valuation, HM Revenue & Customs;

(b)
in the case of an Unapproved Option, the value specified for this purpose by the Board, provided that on any day that the Shares are Listed, the market value shall be the closing price of a Share derived from the relevant exchange for the immediately preceding Business Day.

"Option" means a right granted under this Scheme to acquire Shares or according to the context, a replacement option as defined in paragraph 41, Schedule 5.

"Option Holder" means a person to whom an Option has been granted under the Scheme or, where the context permits, the legal personal representatives of such a person.

"Qualifying Subsidiary" means any company which is a qualifying 51% subsidiary in relation to the Company according to the requirements of paragraph 11, Schedule 5.

"Quarter Dates" mean 1 March, 1 June, 1 September and 1 December.

"Rules" means the rules comprising the rules of this Scheme.

"Sale" means the transfer (whether through a single transaction or a series of transactions) of shares to any person (or connected persons) who, as a consequence of such transfer would obtain a Controlling Interest in the Company.

"Schedule 5" means Schedule 5 to ITEPA.

"Scheme" means this scheme being the Acano (UK) Limited Share Option Scheme approved by a resolution of the Board dated 1 March 2012 or as subsequently amended in accordance with rule 11.

"Shares" means C ordinary shares of £0.0001 each in the capital of the Company with the rights and restrictions as set out in the Articles of Association and which satisfy the requirements of paragraph 35, Schedule 5 and which, according to the context, includes replacement shares as defined in Part 4, Schedule 7D of TCGA.

"Tax Liabilities" has the meaning set out in rule 10.

"TCGA" means the Taxation of Chargeable Gains Act 1992.

"Unapproved Option" means an Option which is unapproved for the purposes of UK taxation laws.

"Vesting" means the Shares comprising any Option becoming exercisable in accordance with the vesting schedule set out in the option certificate and "Vest" and "Vested" shall be construed accordingly.

"Vesting Commencement Date" means the date specified in the vesting schedule set out in the option certificate on which Vesting of any Option granted pursuant to the Scheme commences.

1.2	In this Scheme, unless the context otherwise requires:

(a)	words in the singular include the plural and vice versa and words in one gender include any other gender;

(b)	a reference to a statute or statutory provision includes:

(i)	any subordinate legislation (as defined in section 21(1), of the Interpretation Act 1978) made under it;

(ii)	any repealed statute or statutory provision which it re-enacts (with or without modification); and

(iii)	any statute or statutory provision which modifies, consolidates, re-enacts or supersedes it;

(c)	a reference to rules is to rules in these Rules and references to sub-rules are to sub- rules in which they appear; and

(d)	the table of contents and headings are inserted for convenience only and shall not affect the interpretation of these Rules.

(e)	Persons shall be taken to be connected with one another if they are so connected as mentioned in section 1122 CTA 2010.

2.	Purpose

2.1	These Rules set out the terms by which the Board may grant Options which are intended to take effect as EMI Options (to the extent possible within the limits set out in rule 4) or Unapproved Options.

2.2	At the Date of Grant of an Option to him an Option Holder shall be an Eligible Employee.

3.	EMI Options

3.1	EMI Options are Options that shall be granted:

(a)	to selected Option Holders for the purpose of retaining their services;

(b)	for genuine commercial reasons; and

(c)	not as part of a scheme or arrangement the main purpose, or one of the main purposes of which, is the avoidance of tax.

3.2	While an Option is intended to take effect as an EMI Option, no warranty is given by the Company that it will in fact qualify as an EMI Option.

4.	EMI qualification requirements

4.1
At the Date of Grant of an EMI Option the Company shall be a qualifying company for the purposes of the requirements of Part 3, Schedule 5 and therefore in order to comply with such requirements, it shall:

(a)	meet the independence requirement;

(b)	only have subsidiaries which are Qualifying Subsidiaries;

(c)	meet the £30 million gross assets requirement; and

(d)	meet the trading activities requirement.

4.2	The £120,000 maximum entitlement requirement set out in paragraph 5, Schedule 5 (as amended or varied from time to time) shall apply to the grant of an EMI Option. If and to the extent that the aggregate Market Value of the number of Shares granted to an Option Holder pursuant to an Option (together with the sum of the Market Values referred to in rule 4.3 where applicable) exceeds such maximum entitlement such Option shall take effect so that:

(a)	it is a qualifying option for the purposes of Schedule 5 in respect of such number of Shares as does not cause the maximum entitlement requirement to be exceeded; and

(b)	it is an Unapproved Option for the purposes of section 476, ITEPA in respect of the balance of the Shares provided that where the grant of two or more EMI Options at the same time causes the above limit to be exceeded, then for the purposes of determining which part of each Option relates to that excess, the amount of the excess shall be divided pro rata amongst the Options according to the value of the Shares in respect of which each Option is granted.

4.3	The amounts referred to in rule 4.2 are:

(a)	the Market Value, measured at the time the option was granted, of all shares under option held by the Option Holder pursuant to any unexercised EMI Option; and

(b)
the market value calculated in accordance with paragraph 5, Schedule 5 and measured at the time the CSOP Option was granted, of all shares under option held by the Option Holder pursuant to any unexercised CSOP Option, provided that no account shall be taken of any options that have been released, lapsed or have become incapable of exercise.

4.4
The 3 year maximum entitlement requirement set out in paragraph 6, Schedule 5 shall apply to the grant of an EMI Option. If an Option Holder has been granted EMI Options over Shares with a total Market Value of £120,000 (or such other amount as may be specified by paragraph 6, Schedule 5), whether or not those EMI Options have been exercised or released, any further Option granted to the Option Holder shall not be an EMI Option (but shall be an unapproved option subject to section 476 ITEPA) if the Date of Grant of that Option is less than three years after the date of grant of the last EMI Option that falls within this rule 4.4.

4.5
Paragraph 7, Schedule 5 (maximum value of shares over which unexercised options exist must not exceed £3 million) shall apply to the grant of an EMI Option. If the grant of an EMI Option under this Scheme causes that limit to be exceeded, that Option shall take effect so that:

(a)	it is a qualifying option for the purposes of Schedule 5 in respect of such number of Shares as does not cause the limit to be exceeded; and

(b)	it is an Unapproved Option and accordingly will be taxed in accordance with section 476, ITEPA in respect of the balance of the Shares,

provided that where the grant of two or more EMI Options at the same time causes the limit to be exceeded, then, for the purposes of determining which part of each Option relates to that excess, the amount of the excess should be divided pro rata amongst the Options according to the value of the Shares in respect of which each Option was granted.

4.6
If any of the qualification requirements referred to above or as set out in Schedule 5 is breached on the occurrence of a disqualifying event under sections 533 to 539 ITEPA or was not met at the Date of Grant or is subsequently breached, the Option shall continue as a legally valid option contract between the Company and the Option Holder subject to the provisions of these Rules, including in particular the provisions as to taxation in rules 10.4 to 10.6.

5.	Grant of EMI and Unapproved Options

5.1	Subject to these Rules, the Board may at any time grant EMI Options and/or Unapproved Options to such Eligible Employees as it, in its absolute discretion, thinks fit.

5.2
When granting an Option the Board may specify objective conditions relating to performance or otherwise which, unless otherwise stated in these Rules, must be satisfied prior to the exercise of the Option. The Board may in its absolute discretion amend or waive the objective conditions relating to a particular Option or part of an Option if events happen which cause the Board reasonably to consider that it would be fairer so to amend or waive the conditions to ensure that they achieve their original purpose, provided that any amended conditions are neither no more nor no less difficult to achieve than those previously imposed.

5.3
As soon as reasonably practicable after the relevant Date of Grant the Company shall issue to the Option Holder a letter enclosing a certificate evidencing the grant of the Option in such form, not inconsistent with these Rules, as the Board may determine provided that such documents shall together specify:

(a)	the number of Shares subject to the Option;

(b)	the Exercise Price;

(c)	the Date of Grant;

(d)	when the Option will ordinarily become exercisable and the number of shares over which the Option may then be exercised;

(e)	whether the Option is an EMI Option or an Unapproved Option;

(f)
whether the Option Holder is required either to bear some or all of the cost of any secondary Class 1 (employer's) national insurance contributions arising from the exercise of the Option or jointly to elect with the Company to transfer some or all of such liability to the Option Holder;

(g)	whether the Shares are restricted shares as defined in paragraph 37(5), Schedule 5; and

(h)	any performance conditions attaching to the exercise of the Option set pursuant to rule 5.2.

5.4	The Board shall have discretion to amend the Vesting schedule (if any) applicable to EMI and Unapproved Options to take account of:

(a)	any absence from work other than paid leave, where such absence exceeds one calendar month; and

(b)	any change in an Option Holder's working arrangements.

5.5
Any Option in respect of which the Option Holder does not execute and return the option certificate to the Company within 30 days of the Date of Grant of the Option shall for all purposes be taken to have been renounced and never to have been granted.

5.6
An Option shall be personal to the Option Holder and may not be transferred, assigned or charged. Any purported transfer (except a transfer to the Option Holder's personal representatives on death), assignment, charge, disposal or dealing of the Option shall render the Option void and cause it to lapse

5.7	An Option shall be granted under seal, executed as a deed or otherwise as the Board may determine. No cash payment shall be required in consideration of such grant.

5.8	No Option may be granted more than 10 years after the date on which the Scheme is adopted by a resolution of the Board.

5.9	Any EMI Options granted under the Scheme shall be limited and take effect so that any limit in rule 4.2 is not exceeded.

5.10
On granting an EMI Option, the Company shall procure that the company which is the employer of an Option Holder at the relevant Date of Grant shall give to HM Revenue & Customs within 92 days of such date a notice complying with the requirements of paragraph 44, Schedule 5 and in the form prescribed from time to time by HM Revenue & Customs, which shall include:

(a)	a declaration by a director or secretary of that company confirming that in that person's opinion the requirements of Schedule 5 are met in relation to the Option; and

(b)	a declaration by the Option Holder that the commitment of working time requirement in paragraph 26, Schedule 5 is satisfied in relation to the Option.

6.	Rights to exercise Options

6.1	Options may not in any event be exercised after the day preceding the tenth anniversary of the Date of Grant.

6.2
Except as otherwise provided elsewhere in the Rules, or as the Board may otherwise in its absolute discretion determine, Options may only be exercised in respect of Vested Shares on Quarter Dates, or otherwise on the dates specified by the Company.

6.3
Except as provided in rule 6.17-6.20, Options may not be exercised after the Option Holder has ceased employment with any Group Company or has given or received notice of termination of his employment with any Group Company.

6.4
The Board may, in its absolute discretion, specify other events upon which an Option may be exercised (and such other events shall be set out in, or attached in the form of a schedule to, the option certificate at the Date of Grant).

Sale

6.5
Subject to rule 6.6, on the occurrence of a Sale or an Asset Sale, notwithstanding the Vesting terms set out in the option certificate, the Board may in its absolute discretion determine that the remaining Vesting period shall be reduced.

6.6
Prior to a proposed Sale or Asset Sale, the Board may give notice to Option Holders inviting Option Holders to exercise their Options to such extent and at such time or times and within such period prior to the Sale as the Board may in its absolute discretion determine. If such notice is given, to the extent that any Option is not exercised within such period or at such time, it will lapse on completion of the Sale or Asset Sale. If the Sale or Asset Sale does not complete, the Option Holders will be deemed not to have exercised their Options.

Initial Public Offering (IPO)

6.7	Following an IPO, the Option shall remain in force and continue to Vest in accordance with the Vesting schedule set out in the option certificate.

Acquisition of Control by another company

6.8
The provisions of rule 6.9 shall have effect, and the provisions of rule 6.10 shall not apply, if another company obtains all the Equity Shares of the Company and the Option Holder is invited to release his rights under the Option in consideration of the grant to him of rights which are equivalent but relate to the acquiring company's shares (the "New Option"), subject to agreement by the acquiring company and rule 6.9.

6.9
If the Option Holder does not agree to release his rights under the Option in consideration of the grant of the New Option, this Option shall lapse and cease to be exercisable at the end of the period within which the Option Holder could have accepted such invitation.

6.10
If another company obtains Control of the Company or the Directors consider that a change of Control is imminent, and the Option Holder is not invited to exchange his Option for a New Option, accelerated Vesting of the right to exercise the Option shall apply so that, notwithstanding the vesting schedule set out in the option certificate, the Option Holder may exercise his Option in full during the period commencing on the day before the change of Control occurs and ending on a date specified by the Board at their discretion, on which date the Option, to the extent previously unexercised, shall lapse.

Demerger

6.11
If notice is given to shareholders of the Company of a proposed demerger of the Company or of any Qualifying Subsidiary the Directors may give notice to the Option Holder that the Option may then be exercised in respect of such proportion of the Shares under Option as the Board may specify in its absolute discretion within such period (not exceeding 30 days) as the Board may specify, save that the proportion of Shares which is so specified by the Board shall be the same as that specified in relation to all other rights to acquire Shares granted at the same time as the Option.

Scheme of arrangement

6.12
If under section 899 of the 2006 Act the court sanctions a compromise or arrangement then the Option may be exercised in respect of such proportion of the Shares under Option as the Board may specify in its absolute discretion during the period of six months beginning on the date on which the court sanctions the compromise or arrangement and if not then exercised, the Option will lapse and cease to be exercisable at the end of that period.

Voluntary winding-up of the Company

6.13
If notice is duly given to shareholders of the Company of a resolution for the voluntary winding- up of the Company, the Option may, at any time before the passing of such resolution, be exercised conditional upon the passing of such resolution in respect of such proportion of the Shares under Option as the Board may specify in its absolute discretion and if not then exercised, shall lapse and cease to be exercisable upon the commencement of the winding- up.

6.14	Subject to rule 6.13, this Option shall lapse and cease to be exercisable when the Company goes into liquidation.

Voluntary arrangement

6.15
If a proposal is made to the Company and to its creditors for a voluntary arrangement under Part I of the Insolvency Act 1986, the Option may be exercised in respect of such proportion of the Shares under Option as the Board may specify in its absolute discretion not later than 14 days before the date of the meeting summoned in accordance with section 3 of the Insolvency Act 1986 and if not then exercised, shall lapse and cease to be exercisable.

Administration order

6.16
If an administration order is made in relation to the Company under Part II of the Insolvency Act 1986, the Option may be exercised in respect of such proportion of the Shares under Option as the Board may specify in its absolute discretion within the period of 28 days after the administration order is made, and the Option shall lapse and cease to be exercisable at the end of that period.

Leaving employment

6.17	If the Option Holder receives notice of termination of his employment with the Company, for any reason other than a Good Reason, the Option shall immediately lapse and cease to be exercisable.

6.18
Subject to rule 6.17, if the Option Holder ceases to hold employment with the Company for a Good Reason other than death or disability, injury or ill-health (in the case of disability, injury or ill-health, evidenced to the satisfaction of the Board):

(a)
the Option shall immediately lapse and cease to be exercisable in respect of Shares which, at the time of such cessation, are unvested, subject to the Board's discretion to accelerate Vesting in whole or in part; and

(b)
for a period of 3 months commencing on the date of cessation of employment the Option Holder may exercise this Option in respect of Shares which have Vested prior to the date of such cessation, and after this 3 month period this Option shall lapse and cease to be exercisable in its entirety, subject to the Board's discretion to accelerate Vesting in whole or in part.

6.19
If the Option Holder dies in service, or if his employment ceases due to disability, injury or ill- health (evidenced to the satisfaction of the Board), this Option may be exercised by his or her legal personal representatives (in the case of death) or by the Option Holder (in the case of disability, injury or ill-health) within the period of one year beginning with the date of death in respect of all of the Shares under Option, whether Vested or unvested at the date of death or cessation of employment.

6.20
If the Option Holder whose employment ceases due to disability, injury or ill-health exercises an Option more than 40 days after the date of cessation of employment, the EMI tax treatment will cease to apply in full.

Lapse of Options

6.21
An Option will lapse to the extent it has not been exercised (whether it became exercisable under the normal vesting provisions, the accelerated vesting provisions or has not become exercisable) on the earliest to occur of the following:

(a)	the 10th anniversary of the Date of Grant;

(b)
the passing of a resolution by the shareholders in respect of a creditor's voluntary liquidation, the making by the Court of a winding up order, or the appointment of an administrator or receiver in respect of the Company;

(c)
the Option Holder being adjudicated bankrupt, making or proposing a voluntary arrangement under the Insolvency Act 1986 or otherwise being deprived (except on death) of the legal or beneficial ownership of the Option;

(d)	the expiry of the relevant period referred to in this rule 6 and where more than one such period applies, the earliest to expire of those periods.

Meaning of ceasing employment

6.22	For the purposes of rule 6.17 and 6.18:

(a)
an Option Holder (including an Option Holder who is absent from work on paternity or parental leave) shall not be treated as ceasing to hold any office or employment until he no longer holds any office or employment with the Company or any Group Company or any Associated Company; and

(b)
a female Option Holder who is absent from work on maternity leave shall not be deemed to have ceased holding any office or employment until she ceases to be entitled to exercise any statutory or contractual right to return to work.

7.	Procedures to exercise Options

7.1
An Option may be exercised in whole or in part and shall be exercised by notice in writing (in the form prescribed by the Board) given by the Option Holder to the Company in respect of some or all of the Shares comprised in the Option, and such notice shall be accompanied by:

(a)
if required by the Board, an election to transfer liability for secondary Class 1 (employer's) national insurance contributions to the Option Holder (in the form prescribed by the Board and approved by HM Revenue & Customs); and

(b)
if required by the Board, if the Shares to be acquired on exercise of the Option are considered to be restricted securities as defined in Part 7, Chapter 2, ITEPA (such determination to be in the sole discretion of the Board), a joint section 431, ITEPA election (electing that the Market Value of the Shares acquired on exercise of the Option be calculated as if the Shares were not restricted securities), together with a remittance for the aggregate Exercise Price payable, unless the Board in its absolute discretion agrees that the aggregate Exercise Price and any Tax Liabilities may be satisfied by an alternative method of payment.

7.2
Provided the conditions for exercise are satisfied, exercise of the Option shall be effective on the next Quarter Date after the date of receipt or deemed receipt by the Company according to rule 12.2 (the "Exercise Date") of the documents referred to in rule 7.1.

7.3	As soon as reasonably practicable after the Exercise Date the Company shall:

(a)	allot and issue such Shares which are to be issued pursuant to the exercise of the Option; or

(b)	procure the transfer of such Shares which are to be transferred pursuant to the exercise of the Option,

to the Option Holder (or his nominee) and, subject to rule 7.4, cause to be registered in his name (or the name of his nominee) the number of Shares specified in the notice of exercise.

7.4	The Option Holder shall be responsible for any stamp duty arising on the transfer of Shares.

7.5	An Option may only be exercised in respect of a whole number of Shares, not a fraction of a Share.

7.6	When an Option is exercised only in part, the balance shall remain exercisable on the same terms as originally applied to the whole Option.

7.7
Save for any right determined by reference to a date preceding the date on which Shares are issued, Shares issued on the exercise of an Option shall rank equally with the Shares then in issue. Shares transferred on the exercise of an Option will be transferred without the benefit of any rights attaching to them by reference to a record date preceding the date of exercise.

7.8
An Option Holder to whom Shares are issued or transferred on the exercise of an Option shall be bound by the Articles of Association as they apply to such Shares and if required to do so by the Board, shall enter into a deed of adherence pursuant to any shareholders' agreement relating to the Company.

8.	Release of Options

8.1	The provisions of Part 6, Schedule 5 shall apply in relation to Company Reorganisations.

8.2
Pursuant to rule 8.1, if a Company Reorganisation occurs the Option Holder may, by an agreement in writing with the acquiring company, release his rights under the Option in consideration of the grant to the Option Holder of rights which are equivalent but relate to the acquiring company's shares, such rights to be comprised in a replacement option in relation to which the following conditions must be satisfied:

(a)	it is granted within the appropriate period under paragraph 42, Schedule 5; and

(b)	the qualifying requirements under paragraph 43, Schedule 5 are satisfied.

8.3
If the rights under the Option are released by the Option Holder under rule 8.2, the occurrence of the Company Reorganisation shall not be an event triggering the exercise of the Option under rule 6.5 or rule 6.10.

9.	Adjustment of Options

In the event of any capitalisation or offer by way of rights (including an open offer) or on any consolidation, sub-division, reduction or other variation of the capital of the Company, the number of Shares subject to the Option and the Exercise Price may be adjusted in such manner as the Board, on a fair and reasonable basis, may deem appropriate. Notice of any such adjustments shall be given to the Option Holder by the Company.

10.    Taxation

10.1	The provisions of ITEPA shall apply to give relief from income tax in respect of the grant or exercise of an EMI Option.

10.2
Subject to rule 10.1, if a disqualifying event (within the meaning of sections 533 to 539 ITEPA) occurs before an EMI Option is exercised, and the EMI Option is not exercised within 40 days of that event, the gain realised by exercise of the EMI Option according to section 532 ITEPA shall be taxed under the rules applying on the exercise of unapproved share options under section 476 ITEPA.

10.3	Where the Exercise Price was established at less than Market Value at the Date of Grant, the gain realised at exercise will be taxed in accordance with section 531 ITEPA.

10.4
An Option Holder shall be accountable for any income tax and national insurance contributions liability (or their equivalent in any jurisdiction outside England and Wales) which is chargeable on any assessable income deriving from:

(a)	the grant or exercise of, or other dealing in, any Option held by him,

(b)	the acquisition, holding or disposal of any shares acquired on exercise of any Option held by him; and

(c)
any action, event or thing done or omitted to be done following the Option Holder’s acquisition of the shares acquired on exercise of any Option held by him which directly or indirectly gives rise to a liability under the ITEPA in respect of the Shares (including the entering into of an election under section 431 of ITEPA).

10.5
In respect of such assessable income the Option Holder shall indemnify the Company and (at the direction of the Company) any Group Company which is or may be treated as the employer of the Option Holder in respect of the following (together, the "Tax Liabilities"):

(a)
any income tax liability which falls to be paid to HM Revenue & Customs by the Company (or the relevant employing Group Company) under the PAYE system as it applies to income tax under ITEPA and the PAYE regulations referred to in it (or the equivalent in any jurisdiction outside England & Wales); and

(b)
any national insurance contributions liability which falls to be paid to HM Revenue & Customs by the Company (or the relevant employing Group Company) under the modified PAYE system as it applies for national insurance purposes under the Social Security Contributions and Benefits Act 1992 and regulations referred to in it (or the equivalent in any jurisdiction outside England & Wales) such national insurance liability being the aggregate of:

(i)	all the primary Class 1 (employees') national insurance contributions; and

(ii)	if required by the Board, such percentage of the secondary Class 1 (employer's) national insurance contributions as may be determined and specified in the grant documents under rule 5.3,

and any reference to a national insurance liability shall be deemed to include an equivalent social security liability in any jurisdiction outside England and Wales.

10.6
Pursuant to the indemnity referred to in rule 10.5, the Option Holder shall make such arrangements as the Company requires to meet the cost of the Tax Liabilities, including at the direction of the Company any of the following:

(a)
making a cash payment of an appropriate amount to the relevant Group Company whether by way of cheque, banker's draft or deduction from salary in time to enable the company to remit such amount to HM Revenue & Customs before the 14th day following the end of the month in which the event giving rise to the tax liability occurred;

(b)
appointing the Company as agent and/or attorney for the sale of sufficient of the Shares acquired pursuant to the exercise of the Option to cover the Tax Liabilities and authorising the payment to the relevant Group Company of the appropriate amount (including all reasonable fees, commissions and expenses incurred by the relevant Company in relation to such Sale) out of the net proceeds of sale of the Shares; and

(c)
entering into an election whereby the employer's liability for secondary national insurance contributions is transferred to the Option Holder on terms set out in the election and approved by HM Revenue & Customs.

11.	Administration and amendment

11.1	The Scheme shall be administered by the Board acting on behalf of the Company and the Board's decision on all disputes shall be final.

11.2
Subject to rule 11.3 and 11.4, the Board may at any time amend these Rules and the terms of any Option granted pursuant to the Scheme in any way it thinks fit provided that, except with the approval of the Company in general meeting, no amendment to the material advantage of Option Holders (present or future) may be made to the provisions relating to the following:

(a)	the definition Eligible Employee;

(b)	the individual limits contained in rule 4.3;

(c)	the basis of determining an Option Holder's entitlement and for adjusting the same in the event of any variation in capital described in rule 9.

11.3
No amendment may be made to these Rules if, or to the extent that, in the reasonable opinion of the Board, it would materially abrogate or adversely affect the subsisting rights of an Option Holder as regards an Option granted prior to the amendment without the Option Holder's consent.

11.4	The requirement to obtain the approval of the Company in general meeting in rule 11.2 shall not apply to any amendment which the Board considers is necessary or desirable in order to:

(a)	comply with or take account of the provisions of any proposed or existing legislation or take account of any changes to legislation; or

(b)	obtain or maintain favourable taxation treatment of any Group Company or any Option Holder,

provided that any such amendment does not affect the basic principles of the Scheme.

11.5	The Board shall have power from time to time to make and vary such rules (not being inconsistent with these rules) for the implementation and administration of this Scheme as it may think fit.

12.	General

12.1
The Company shall at all times keep available sufficient authorised and unissued Shares to satisfy the exercise to the full extent still possible of any Options (excluding those the exercise of which is to be satisfied by the transfer of existing Shares) taking account of any other obligations of the Company to issue new Shares or shall otherwise ensure that Shares are available for transfer to satisfy the exercise of any Option.

12.2
Any notice or other communication under or in connection with these Rules may be given to the Option Holder either personally or by electronic mail or post and/or to the Company either personally or by electronic mail (with a report of receipt), post or by fax. Items sent by electronic mail shall be deemed to have been received at the time specified in the report of receipt returned to the sender. Items sent by post should be first class prepaid and shall be deemed to have been received 48 hours after posting. Items sent by fax shall be deemed to have been received on the day that they are sent.

12.3
The terms of employment of any Option Holder shall not be affected in any way by his participation in the Scheme which shall not form part of such terms (either expressly or impliedly) nor in any way entitle him to take into account such participation in calculating any compensation or damages on the termination of his employment for whatever reason (whether lawful or unlawful) which might otherwise be payable to him, and the Option Holder's terms of employment shall be deemed to be varied accordingly.

12.4
This Scheme is entirely discretionary and may be suspended or terminated by the Company at any time. The grant of an Option is likewise entirely discretionary and does not create any contractual or other right to receive future grants of options, or benefits in lieu of options. All determinations with respect to future grants will be at the sole discretion of the Company. Rights under the Scheme are not pensionable.

12.5	The costs of introducing and administering this Scheme shall be borne by the Company.

12.6
Subject to applicable law, the Company and any Group Company may enter into arrangements (including the payment of money or making of loans) with any person on such terms as it thinks fit whereby, on the exercise of an Option, existing Shares may be transferred to an Option Holder in satisfaction of his rights under this Scheme.

12.7
Nothing in these Rules shall be taken to impose any restriction or limitation on the exercise by the members of the Company of their rights to make any alteration to the Articles of Association or the share capital of the Company.

12.8	In the event that Shares are Listed, the Company shall apply to the relevant stock exchange for any shares issued on the exercise of any Option to be admitted to trading.

12.9
The Option Holder shall have no recourse of any kind against the Company (or any Group Company) if the incentives and tax reliefs provided by the ITEPA and/or Part 4, Schedule 7D to TCGA are not available in respect of any EMI Option for whatever reason.

12.10
The Board may adopt appendices to this Scheme which shall provide for the grant of Unapproved Options to employees who are not at the relevant time eligible to participate in the EMI scheme or who are not resident for tax purposes in the United Kingdom, subject to such modifications as the Board considers appropriate to take account of local tax, exchange control, securities laws or other regulatory requirements.

12.11
The Option Holder, by accepting the Option, consents to the collection, use and transfer, in electronic or other form, of personal data that is necessary to facilitate the implementation, administration and management of the Scheme. The Company may, for the purpose of implementing, administering and managing the Scheme, hold certain personal information about the Option Holder, including, but not limited to, the Option Holder’s name, home address and telephone number, date of birth, national insurance number or other identification number, salary, nationality, job title and details of all awards or entitlement to options that may be granted under the Scheme. The Option Holder further consents to the transfer of the Data to any third parties assisting in the implementation, administration and management of the Scheme, including any broker with whom the Shares that may be issued on exercise of the Option may be deposited, and that these recipients may be located in the UK or elsewhere. The Option Holder, by accepting the Option, waives any data privacy rights he or she may have with respect to the Data and authorises the Company and its agents to store and transmit such information in electronic form

12.12	The Scheme and any dispute, claim or obligation arising out of or in connection with it, its subject matter or formation shall be governed by English law. The Option Holder and the Company irrevocably agree that the English courts shall have exclusive jurisdiction to settle any dispute or claim arising out of or in connection with this Scheme, its subject matter or formation.